


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Response to ASX Price Query"

Released: 23 August 2010

Pages: 5
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 8626 2105

dlw 9/3

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Paul Conroy
Chief Legal Officer & Company Secretary


FOSTER'S
GROUP

23 August 2010

Mr Dean Litis
Principal Adviser Issuers (Melbourne)
Australian Securities Exchange
Level 45, South Tower
Rialto
525 Collins Street
Melbourne Vic 3000
(via email dean.litis@asx.com.au)

Dear Mr Litis

Re: Price Query

Thank you for your letter of 23 August 2010 received at 10.49am.

In response to the questions you have asked, we advise as follows (using your question numbers):

1. The Company is not aware of any unannounced information concerning it that explains the recent trading in the Company's securities. The Company notes this morning's press speculation in relation to a potential takeover bid;
2. Not applicable;
3. Aside from information already publicly released and the speculation referred to at 1. above, the Company is not aware of any other explanation that may explain today's price change and trading activity in its securities;
4. There is no reason to think there will be a change in the operating results before abnormal items and income tax so that the figure for the financial year ended 30 June 2010 would vary from the previous corresponding period by more than 15%. The Company intends to release its financial results for the year ended 30 June 2010 tomorrow;
5. The Company does not expect to record any material abnormal or extraordinary items for the year ended 30 June 2010 other than the expected non-cash impairment charge against its wine assets referred to in its ASX announcement on 26 May 2010; and



6. I confirm that the Company is in compliance with the Listing Rules, and, in particular, Listing Rule 3.1.

Yours sincerely



Paul Conroy
Chief Legal Officer and Company Secretary



ASX COMPLIANCE

ASX Compliance Pty Limited
ABN 26 087 780 489
Level 45
Rialto South Tower
525 Collins Street
Melbourne VIC 3000

GPO Box 1784
Melbourne VIC 3001

Telephone 61 3 9617 8625
Facsimile 61 3 9614 0303
www.asx.com.au

23 August 2010

Paul Conroy
Company Secretary
Foster's Group Limited

By email only

Dear Paul

Foster's Group Limited ("Company")- Price Query

We have noted a change in the price of the Company's securities from $5.82 at the close of trading on 20 August 2010 to an intra-day high of $6.19 at the time of writing today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

   Please note that as recent trading in the Company's securities could indicate that information has ceased to be confidential, the Company is unable to rely on the exceptions to listing rule 3.1 contained in listing rule 3.1A when answering this question.

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Is there any reason to think that there may be a change in the operating results before abnormal items and income tax so that the figure for the financial year ended 30 June 2010 would vary from the previous corresponding period by more than 15%? If so, please provide details as to the extent of the likely variation.

5. Is there any reason to think that the Company may record any material abnormal or extraordinary item for the financial year ended 30 June 2010? If so, please provide details.

6. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at **dean.litis@asx.com.au**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than **12.00 p.m.** E.S.T. **today Monday, 23 August 2010**.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely

[Sent electronically, without signature]

Dean Litis
Principal Adviser
Issuers, Melbourne